UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

W270, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	45-2808694
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1328 West Balboa Boulevard, Suite C

Newport Beach, California 92661

(Address of Principal Executive Offices and Zip Code)

(949) 903-0468

(Registrant’s Telephone Number, including Area Code)

_______________________________________________

June 7, 2013

W270, Inc.

1328 West Balboa Boulevard, Suite C

Newport Beach, California 92661

(949) 903-0468

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the

Majority of the Board of Directors

June 7, 2013

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of W270, Inc., a Nevada corporation (“we” or “our”) at the close of business on June 7, 2013 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (“Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about June 7, 2013.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

On May 23, 2013, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with Saleen California Merger Corporation, a California corporation and our wholly-owned subsidiary, Saleen Florida Merger Corporation, a Florida corporation and our wholly-owned subsidiary, SMS Signature Cars, a California corporation (“SMS”) and Saleen Automotive, Inc., a Florida corporation (“Saleen Automotive” and together with SMS, the “Saleen Entities” and together with Steve M. Saleen the “Saleen Parties”).

Under the Merger Agreement, if all conditions are satisfied or waived: (a) Saleen California Merger Corporation will be merged with and into SMS with SMS becoming our wholly-owned subsidiary; (b) Saleen Florida Merger Corporation will be merged with and into Saleen Automotive with Saleen Automotive becoming our wholly-owned subsidiary; (c) holders of the outstanding capital stock of Saleen Automotive will receive shares of our Super Voting Preferred Stock in accordance with the exchange ratio for the merger and holders of the outstanding capital stock of SMS will receive no consideration for their shares in the merger; and (d) immediately after the merger approximately 93% of the beneficial ownership of our shares of common stock (on a fully-diluted basis) will be owned, collectively, by Steve M. Saleen and the former holders of the outstanding capital stock of Saleen Automotive (collectively, the “Merger”). Upon consummation of the Merger, the combined entity will be solely engaged in the Saleen Entities’ business, Saleen Automotive’s officers will become our officers and Saleen Automotive’s directors will become three members of our five-member Board, which will have two vacancies following the consummation of the Merger.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the closing of the transactions contemplated under the Merger Agreement (“Closing”) and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.

VOTING SECURITIES

As of June 7, 2013, we had 8,000,000 shares of common stock, par value $0.001 per share, issued and outstanding. Each share of our common stock is entitled to one vote. Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

On May 23, 2013, we entered into the Merger Agreement with Saleen California Merger Corporation, Saleen Florida Merger Corporation, SMS and Saleen Automotive.

Under the Merger Agreement, if all conditions are satisfied or waived: a) Saleen California Merger Corporation will be merged with and into SMS with SMS becoming our wholly-owned subsidiary; (b) Saleen Florida Merger Corporation will be merged with and into Saleen Automotive with Saleen Automotive becoming our wholly-owned subsidiary; (c) holders of the outstanding capital stock of Saleen Automotive will receive shares of our Super Voting Preferred Stock in accordance with the exchange ratio for the Merger and holders of the outstanding capital stock of SMS will receive no consideration for their shares in the Merger; and (d) immediately after the Merger approximately 93% of the beneficial ownership of our shares of common stock (on a fully-diluted basis) will be owned, collectively, by Steve M. Saleen and the former holders of the outstanding capital stock of Saleen Automotive. Upon consummation of the Merger, the combined entity will be solely engaged in the Saleen Entities’ business, Saleen Automotive’s officers will become our officers and Saleen Automotive’s directors will become three members of our five-member Board, which will have two vacancies following the consummation of the Merger.

On May 30, 2013, we reported the execution of the Merger Agreement in our Current Report on Form 8-K and included a copy of the Merger Agreement therein as Exhibit 2.1. The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement. The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to the Merger Agreement.

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Before the closing of the Merger, our articles of incorporation will be amended to authorize the issuance of up to 896,000 shares of Super Voting Preferred Stock. One share of Super Voting Preferred Stock will be issued for approximately each 189.5 outstanding shares of Saleen Automotive’s common stock pursuant to the Merger. Each such share of Super Voting Preferred Stock will be convertible into 125 shares (subject to proportional reduction for a contemplated 2.63837-for-1 reverse stock split of Trist’s shares planned to be effected as soon after the Closing as related corporation and securities law requirements are satisfied (the “Reverse Split”)) of our common stock, and will be automatically converted at such time as we amend our articles of incorporation to effect the Reverse Split. Each four shares of Saleen Automotive’s common stock will in effect have been converted into one share of our common stock.

The holders of shares of our Super Voting Preferred Stock will be entitled to vote together with the holders of our common stock, as a single class, upon all matters submitted to stockholders for a vote. Each share of our Super Voting Preferred Stock will carry a number of votes equal to the number of shares of our common stock issuable upon conversion thereof at the record date.

The ownership interests of Saleen Automotive’s shareholders and our current stockholders will be subject to dilution in connection with the reservation of shares to be issued upon the conversion of the securities to be issued in the Capital Raise (as defined below).

In connection with the Reverse Split, our board of directors may, in its discretion, provide special treatment to certain of our stockholders to preserve round lot holders (i.e., holders owning at least 100 shares prior to the Reverse Split) after the Reverse Split. Our Board may elect, in its discretion, to provide such special treatment to the record holders of our common stock only on a per certificate basis or more generally to the beneficial holders of our common stock. For example, if our Board determines to provide such special treatment to record holders only, the record holders of our common stock holding a certificate representing 263 or fewer shares of our common stock but at least 100 shares of our common stock would receive 100 shares of common stock after the Reverse Split with respect to each such certificate, and record holders holding a certificate representing less than 263 shares of common stock would not be affected and would continue to hold a certificate representing the same number of shares as such stockholders held before the Reverse Split. In the alternative, if our Board determines to provide such special treatment to beneficial holders generally, the beneficial holders of our common stock beneficially holding 263 or fewer shares of our common stock but at least 100 shares of our common stock would receive 100 shares of our common stock after the Reverse Split, and persons beneficially holding less than 100 shares of our common stock would not be affected by the Reverse Split and would continue to hold the same number of shares as such stockholders held before the Reverse Split. The terms and conditions of special treatment afforded to our stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of our Board.

Subject to the closing of the Merger, it is intended that we will issue, pursuant to a proposed Securities Purchase Agreement to be entered into immediately following the closing of the Merger, 3.0% Senior Secured Convertible Notes, having a total principal amount of $3,000,000 (the “Notes”), to accredited investors acceptable to us (the “Capital Raise”), to obtain necessary operating capital to implement the Saleen Entities’ business plan. The Notes will pay 3.0% interest per annum with a maturity of 4 years after the closing of the Capital Raise. No cash interest payments will be required, except that accrued and unconverted interest shall be due on the maturity date and on each conversion date with respect to the principal amount being converted, provided that such interest may be added to and included with the principal amount being converted.

The closing of the Capital Raise will be subject to, among other things: the filing with the Securities and Exchange Commission of an information statement under Rule 14(c) under the Exchange Act covering, among other things, our stockholders’ approval of the Reverse Spilt; no event that would have a material adverse effect on our operations shall have taken place since the agreement’s signing; and the delivery of required documents by us.

Each Note will be convertible at any time into shares of our common stock at a specified conversion price, which will initially be $0.075 per share. Immediate conversion of the Notes would result in the holders receiving 15,160,876 shares of our common stock.

All of our obligations under the Notes will be secured by first priority security interests (subject to existing liens) in all of the assets of our company and each of our subsidiaries, including intellectual property, pursuant to a Security Agreement and an Intellectual Property Security Agreement to be entered into with the Note purchasers. Upon an event of default under the Notes or such agreements, the Note holders may be entitled to foreclose on any of such assets or exercise other rights available to secured creditors under California, Florida, Michigan and Nevada law. In addition, under a Subsidiary Guarantee, each of our subsidiaries will guarantee all of our obligations under the Notes.

The Notes may not be prepaid, or forced by us to be converted in connection with an acquisition of our company.

The Note conversion price will be subject to specified adjustments for certain changes in the numbers of outstanding shares of our common stock, including conversions or exchanges thereof. If our shares are issued, except in specified exempt issuances, for consideration which is less than the then existing Note conversion price, then such conversion price will be reduced by a “full ratchet” adjustment that reduces the conversion price to equal the price in the dilutive issuance, regardless of the size of the dilutive issuance.

Under the Registration Rights Agreement to be entered into with the Note purchasers, we will be obligated promptly after the consummation of the Capital Raise, at our expense (other than to pay the initial filing expense which will be paid by the purchasers), generally to file, process and keep open a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering all shares that are or may be issued upon conversions of the Notes, and to qualify resales of such shares under certain state securities laws. If the registration statement is not timely filed, it does not become effective within a specified time or its effectiveness is not maintained as specified in the agreement, we may owe liquidated damage amounts to the Note purchasers.

Upon completion of the Capital Raise, we plan on using the proceeds to expand the Saleen Entities’ production and develop new product lines. A portion of the proceeds from the Capital Raise will also be used to pay legal and accounting fees and other expenses incurred by the parties in connection with the Merger and the Capital Raise.

Pursuant to the Merger Agreement, at the closing of the Merger, and subject to applicable regulatory requirements, including the preparation, filing and distribution to our stockholders of this Schedule 14(f)-1, Steve M. Saleen will become our Chief Executive Officer and President and Robert J. Miranda will become our Chief Financial Officer, Treasurer and Secretary. Those individuals presently hold substantially the same offices of Saleen Automotive.

Our directors will be determined following the closing of the Merger pursuant to the Merger Agreement and a Voting Agreement to be entered into at the time of the closing (the “Voting Agreement”) by Steve M. Saleen and by W-Net Fund I, L.P. (“W-Net”) and Verdad Telecom, Inc. (“Verdad”), our two largest existing stockholders. Purchasers of Notes in the Capital Raise will also become signatories to the Voting Agreement. Together, such parties to the Voting Agreement will hold a majority of our outstanding shares of common stock following the effective time of the Merger and under that agreement will be obligated to vote for the directors determined as follows. The authorized number of our directors will be five. Those will initially include Steve M. Saleen, Robert J. Miranda and Jonathan A. Michaels—whose replacements will be determined under the terms of the Voting Agreement by Steve M. Saleen. One other director, whose seat will be vacant at the effective time of the Merger, and his or her replacements, will be determined under the Voting Agreement by the holders of a majority of the W270 shares held by purchasers of Notes in the Capital Raise. The final director, whose seat will be vacant at the effective time of the Merger, and his or her replacements, will be determined jointly by Steve M. Saleen and by the holders of a majority of the shares held by purchasers of Notes in the Capital Raise.

Additional information concerning Steve M. Saleen, Robert J. Miranda and Jonathan A. Michaels is included in this Schedule 14(f)-1.

In the Merger Agreement, the Saleen Parties and our company have each made standard and customary representations and warranties to each other, and standard covenants regarding the conduct of our respective operations pending the closing of the Merger. The parties’ obligations to consummate the Merger are subject to certain conditions, any of which may be waived.

Conditions to either side closing include, without limitation:

•	Our company and the applicable purchasers of Notes shall have entered into a binding agreement for the purchase of a minimum of $3.0 million of Notes in the Capital Raise, with the cash portion of the purchase price having been funded into an escrow account;
•	The other party(ies) confirming the truth of its/their representations and warranties contained in the Merger Agreement in all material respects as of the date of the Merger;
•	The other party(ies) having performed in all material respects all obligations required to be performed by it/them prior to the date of the Merger;
•	The other party(ies) having obtained all consents to the Merger required in connection with the Merger from government agencies and other third parties;
•	There shall not be pending or threatened (with a reasonable likelihood of success if brought other than by a governmental entity) any litigation or proceeding challenging the Merger;
•	The Voting Agreement shall have been entered into;

•	Since the date of the Merger Agreement, there shall have been no event(s) that could reasonably be expected to have a material adverse effect on the other party(ies);
•	We shall have obtained a directors and officers liability policy covering our officers and directors providing at least $1 million of coverage;
•	No party shall be subject to any order, decree or injunction of a court that would delay or prevent total completion of the Merger; and
•	The closing shall have taken place by June 30, 2013.

Our obligation to close the Merger will be subject to the further conditions that, without limitation:

•	We shall have satisfactorily completed our due diligence investigation;
•	We shall have received an opinion of counsel from the Saleen Entities in a form satisfactory to us;
•	The Saleen Entities shall have delivered finally approved audited financial statements for the Saleen Entities; and
•	The Merger shall have been approved by the holders of all of SMS’ outstanding shares and at least 80% of Saleen Automotive’s outstanding shares.

The foregoing closing conditions may not be achieved or waived, in which even the Merger may not be consummated. Our company and the Saleen Entities have each agreed to continue to operate our respective businesses in the ordinary course prior to the closing of the Merger.

The Merger Agreement may be terminated as follows: (i) by mutual consent, (ii) by either our company or the Saleen Parties if any governmental entity shall have issued an order or taken any other action permanently enjoining or prohibiting the Merger, and such order shall have become final and nonappealable, (iii) by either our company or the Saleen Parties if the Merger is not consummated by June 30, 2013, (iv) by either our company or the Saleen Parties if an event having a material adverse effect on the other shall have occurred, (v) by either our company or the Saleen Parties if the other is in material breach of any representation, warranty, covenant or agreement, or (vi) by our company if the Merger shall not have been approved by the holders of all of SMS’ outstanding shares and at least 80% of Saleen Automotive’s outstanding shares. In the event of termination, both parties are responsible for their expenses, except as set forth below. If we terminate the Merger Agreement due to a breach or misrepresentation by the Saleen Parties, the Saleen Parties’ failure to perform their obligations under the Merger Agreement, a material adverse effect affecting the Saleen Entities or a failure of SMS’ sole shareholder or at least 80% of Saleen Automotive’s shareholders to approve the Merger, or if either side terminates due to a governmental entity issuing an order or ruling or taking an action permanently prohibiting the Merger or the failure of the Merger to be consummated on or before June 30, 2013, the Saleen Parties shall pay us $30,000, and, in the event that the Saleen Entities consummate a debt or equity financing of at least $500,000 within six months following such termination, then the Saleen Parties shall reimburse the costs and fees of certain parties related to us in an aggregate amount not to exceed $150,000.

Our Board has approved the Merger Agreement and the transactions contemplated thereunder. The board of directors of each of the Saleen Entities, the sole shareholder of SMS and the holders of approximately 76% of the outstanding shares of Saleen Automotive’s outstanding common stock have approved the Merger Agreement and the transactions contemplated thereunder.

The issuance of the Notes and shares of Super Voting Preferred Stock and, upon conversion of such Notes and/or shares of Super Voting Preferred Stock, the shares of our common stock issuable upon such conversion, is intended to be exempt from registration under Rule 506 promulgated under the Securities Act.

BUSINESS OF W270

We have not generated revenues from our planned principal operations and are considered a development stage company as that term is defined by Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 915, Development Stage Entities. We are currently a shell company with nominal assets.

BUSINESS OF SALEEN ENTITIES

Through a variety of related entities, the Saleen Entities design, develop, manufacture and sell high-performance cars built from base chassis’ of Ford Mustangs, Chevrolet Camaros, and Dodge Challengers. The Saleen Entities are low volume specialist vehicle design, engineering and manufacturing companies focusing on the mass customization of OEM American Sports Cars and the production of high performance USA-engineered premium sports and racing cars. The Saleen Entities’ products include a complete line of upgraded muscle cars, performance cars, Saleen-developed supercars, automotive aftermarket specialty parts and lifestyle accessories. The Saleen Entities are also developing hybrid and zero-emission vehicles for commercial applications and consumer markets.

The Saleen Entities’ customers worldwide include muscle and performance car enthusiasts, collectors, automotive manufacturers, retail dealers, television and motion picture production, and consumers in the luxury supercar and motorsports market. The Saleen Entities plan to develop a network of company-owned stores to complement their existing retail dealer locations.

The Saleen Entities utilize automobile manufacturers Ford, Chevrolet and Dodge platform vehicles for their muscle and performance vehicle production. All aftermarket parts and accessory products are engineered and manufactured exclusively by the Saleen Entities. The Saleen Entities’ current retail outlets for their products are authorized Ford, Chevrolet and Dodge dealers who fully approve all engineering upgrades.

The Saleen Entities plan to return as a global performance automotive brand and expand their production, sales and marketing operations extensively within the markets of the USA and into multiple international markets. The Saleen Entities also plan to open their own retail outlets, market their expertise in specialist engineering and design services to third party clients, develop their own motorsport program and introduce their next generation supercar vehicle.

The Saleen Entities operate from a four acre, three building industrial and office campus in Corona, California. After the Merger our subsidiaries will be:

•	SMS Signature Cars, a California corporation
•	Saleen Automotive, Inc., a Florida corporation
•	SMS Retail – Corona, a California corporation (to be contributed by Steve M. Saleen)
•	Saleen Automotive Show Cars, Inc., a Michigan corporation (to be contributed by Steve M. Saleen)

While the Saleen Entities’ management believes that the Saleen Entities have the opportunity to be successful in the automotive industry, there can be no assurance that the Saleen Entities will be successful in accomplishing their business initiatives, or that they will be able to achieve any significant levels of revenues, or recognize net income, from the sale of their products and services.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding our executive officer and director prior to the change of control. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by our Board and their terms of office are at the discretion of our Board.

Name	Age	Position Held and Tenure
Eric Stoppenhagen	39	President, Chief Financial Officer, Secretary and Director since

Eric Stoppenhagen commenced service as our sole officer and director on November 30, 2012. He provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides Interim Chief Financial Officer services to these companies, which includes transaction advice, preparation of securities filings and advice regarding compliance with corporate governance requirements. In addition, Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University. Mr. Stoppenhagen plans to dedicate approximately 40 hours per week to the Company.

Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including the following engagements.

June 2003 to May 2009 - Moqizone f/k/a Trestle Holdings, Inc. f/k/a Sunland Entertainment f/k/a Harvey Entertainment. Mr. Stoppenhagen was hired in 2003 as VP of Finance. From 2003 to 2006, Trestle Holdings had significant operations. Mr. Stoppenhagen’s responsibilities included but were not limited to business development, operations, legal and accounting. In 2006, the assets and liabilities of Trestle were sold to Clarient and subsequently sold to Zeiss Microscopes. At such time the board of directors of Trestle Holdings asked Mr. Stoppenhagen to remain as an officer to assist with corporate compliance until such time as a merger candidate was found. His sole compensation was consulting fees. He maintained no equity interest. Upon the reverse merger with Moqizone, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2006 to 2009, the company was a blank check company.

Sept 2007 to March 2010 - AtheroNova, Inc. f/k/a Trist Holdings, Inc. f/k/a Landbank Group, Inc. In 2007, due to the downturn in the real estate market, it was no longer economical for Trist Holdings to pursue its current business. In September 2007, the Board of Directors asked Mr. Stoppenhagen to maintain the company’s public filings after the spinoff of the assets and liabilities. Mr. Stoppenhagen received only consulting fees. He had no equity interest in the entity. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2007 to 2010, the company was a blank check company.

Dec 2007 to Present – Myskin, Inc. –Advanced Skin Care business owned by Mr. Stoppenhagen’s former spouse. Mr. Stoppenhagen acts as a consultant to the company providing accounting and finance services. Mr. Stoppenhagen has no material equity interest in the company. The company is not a blank check company

Dec 2008 to Present - Smartag International, Inc. f/k/a Art4Love, Inc. Mr. Stoppenhagen acts as a consultant to the company providing accounting and finance services. Mr. Stoppenhagen had no equity interest in the company. The company was a blank check company from 2008 to present

Jan 2009 to Feb 2010 – STW Resources f/k/a Woozyfly, Inc. Blank check from Jan 2009 to Feb 2010 – Mr. Stoppenhagen acted as a consultant to the company providing accounting and finance services. Mr. Stoppenhagen had no equity interest in the company. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2009 to 2010, the company was a blank check company.

2009 to Present - Amasys Corporation. Mr. Stoppenhagen acts as a consultant to the company providing accounting and finance services. Mr. Stoppenhagen has no equity interest in the Company. The company is a blank check company.

June 2008 to Present - AuraSource, Inc. f/k/a Mobile Nation. Mr. Stoppenhagen currently serves as the company’s Chief Financial Officer and owns approximately 1% of the company’s outstanding common stock. The company was a blank check company prior to Mr. Stoppenhagen’s involvement.

February 2010 to March 2011- GrowLife, Inc. Mr. Stoppenhagen acted as a consultant to the company providing accounting and finance services. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. The company was a blank check company until 2011.

April 2010 to March 2011 – Mimvi, Inc. f/k/a Fashion Net, Inc. Mr. Stoppenhagen served as the company’s Chief Financial Officer and resigned in March 15, 2011. Mr. Stoppenhagen owns 1,750,000 options with strike price at $.40. The company was a blank check company prior to Mr. Stoppenhagen’s involvement.

July 2010 to March 2011 - Mammatech Corp. Purchased controlling share interest in July 2010 sold interest in March 2011. The company was not a blank check company.

October 2010 to Present DigiPath, Inc. – Mr. Stoppenhagen started the company as a digital pathology consulting company. Mr. Stoppenhagen owns approximately 45% of the company.

January 2011 to Present - Gold Hill Resources, Inc. – Mr. Stoppenhagen purchased a controlling interest in the company in January 2011. The company is not a blank check company.

CORPORATE GOVERNANCE

PRIOR TO THE CHANGE IN CONTROL

Director Independence

Our Board currently consists of one member, Eric Stoppenhagen, who also serves as our sole executive officer. We therefore do not have a separate lead director. Our Board is responsible for overseeing risk management, and receives reports from our management periodically. Mr. Stoppenhagen is not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

Committees of the Board of Directors

We do not have a separately designated audit, compensation or nominating committee of our Board and the functions customarily delegated to these committees are performed by our full Board. We are not a “listed company” under Securities and Exchange Commission (“SEC”) rules and are therefore not required to have separate committees comprised of independent directors.

Our Board does not have a nominations committee because our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our Board believes must be met by a candidate recommended by our Board. Currently, our entire Board decides on nominees, on the recommendation of any member of our Board, followed by our Board’s review of the candidates’ resumes and interviews of candidates. Based on the information gathered, our Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Our Board does not have an audit committee. Currently, our entire Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. Our Board does not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The sole member of our Board is able to read and understand fundamental financial statements and has substantial business experience that results in his financial sophistication. Accordingly, the sole member of our Board has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Our Board does not have a compensation committee. We are currently a shell company with nominal assets, no employees and no active business operations. Our business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, we have no formal compensation program for our executive officers, directors or employees.

Stockholder Communications

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. Our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our Board believes must be met by a candidate recommended by our Board. Currently, our entire Board decides on nominees, on the recommendation of any member of our Board followed by our Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, our Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

We do not have any restrictions on stockholder nominations under our articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. Our Board will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to our Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Our Board has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to our Board’s attention by our sole officer, Eric Stoppenhagen.

Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
•	found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law

Code of Ethics

Due to the limited scope of our current operations, we have not adopted a corporate code of ethics that applies to our executive officers and director.

Meetings of the Board of Directors and Committees

Our Board took a number of actions by written consent of all of the directors during the year ended March 31, 2013. Such actions by the written consent of all directors are, according to Nevada corporate law and our bylaws, valid and effective as if they had been passed at a meeting of the directors duly called and held. Our directors and officers do not receive remuneration from us unless approved by our Board or pursuant to an employment contract. No compensation has been paid to our directors for attendance at any meetings during the last fiscal year.

We have no policy with regard to attendance by members of our Board at annual meetings of our security holders. We did not hold an annual meeting of security holders during our last fiscal year.

RELATED PERSON TRANSACTIONS

Our Company and Mr. Stoppenhagen entered into a Consulting, Confidentiality and Proprietary Rights Agreement pursuant to which we engaged Mr. Stoppenhagen to provide financial duties required to maintain a publicly reporting status and services as our interim sole director and officer. Mr. Stoppenhagen receives a quarterly fee of $5,000 either paid in advance or accrued on the 1st day of the quarter as consideration of these services described above, and may receive additional fees for services beyond the duties described above.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, Mr. Stoppenhagen will resign and the persons discussed below will be appointed as our new officers and directors. Our directors will be determined following the Closing pursuant to the Merger Agreement and the Voting Agreement. The authorized number of our directors will be five. Those will initially include Steve M. Saleen, Robert J. Miranda and Jonathan A. Michaels—whose replacements will be determined under the terms of the Voting Agreement by Steve M. Saleen. One other director, whose seat will be vacant at the effective time of the Merger, and his or her replacements, will be determined under the Voting Agreement by the holders of a majority of the W270 shares held by purchasers of Notes in the Capital Raise. The final director, whose seat will be vacant at the effective time of the Merger, and his or her replacements, will be determined jointly by Steve M. Saleen and by the holders of a majority of the shares held by purchasers of Notes in the Capital Raise.

Officers will be elected by our Board and their terms of office are at the discretion of our Board. Based on information provided by the Saleen Entities, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position
Steve M. Saleen	64	Chief Executive Officer, President and Director
Robert J. Miranda	60	Chief Financial Officer and Director
Jonathan A. Michaels	44	General Counsel and Director

Steve M. Saleen, 64, founder has been president and CEO of SMS since its formation in July 2008. He has been board chairman and CEO of Saleen Automotive since its formation in July 2011. Mr. Saleen is considered one of the most successful and well known automotive legends in the country. He was born and raised in Southern California, which has been the home of the “hot rod” culture for decades. Like many of his peers, he was inspired by the performance and muscle car era of the time. Mr. Saleen’s entrepreneurial business plan laid the groundwork for an entire new industry of design, engineering, manufacturing and sales of high performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide; this included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win numerous national championships. Mr. Saleen’s approach to tie in marketing with vendors created a never before seen collaboration of race proven parts that were subsequently used for street cars. Mr. Saleen is recognized worldwide for his expertise in small volume vehicle manufacturing, vehicle certification processes and mass customization – creating customized products in an efficient mass – production manner. From humble beginnings in a 3 car garage to an expansive network for multiple manufacturing plants and distributions centers in North America and Asia, Mr. Saleen dominated the automotive landscape with his much respected brand. Mr. Saleen’s Mustangs, Sportrucks, Saleen SSC, Saleen S351 and S281 led the way for the truly innovative and world class “Great American Supercar”, the Saleen S7, which is the most successful supercar to date, having won races at virtually every major racetrack in the world, including Daytona (US), 24 Hours of LeMans (France), Silverstone (England), Monza (Italy), and Nurburgring (Germany). Other significant accomplishments are the engineering, development and subsequent manufacturing of Ford Motor Company’s supercar, the Ford GT (40), paint and sub-assembly of the Dodge Viper, the supercharged Harley Davidson Ford F150 and the construction of the first “running” Camaro for its introduction in the movie “Transformer”. Numerous Hollywood films have featured Saleen vehicles such as “Fast and Furious”, “Bruce Almighty”, “Transformers” (as the Decepticon “Barricade”) and “Ironman”. As the “History Channel” program pointed out, Steve Saleen is part of a trio of “legendary” performance car builders alongside Enzo Ferrari and Ferdinand Porsche. Mr. Saleen has a bachelor’s degree in business from the University of Southern California.

Robert J. Miranda, 60, has been Chief Financial Officer of Saleen Automotive since February 2012 and director since June 2012. Since October 2007, Mr. Miranda has been the managing director of Miranda & Associates, a professional accountancy corporation.  From March 2003 through October 2007, Mr. Miranda was a Global Operations Director at Jefferson Wells, where he specialized in providing Sarbanes-Oxley compliance reviews for public companies.  Mr. Miranda was a national director at Deloitte & Touche where he participated in numerous audits, corporate finance transactions, mergers and acquisitions.  Mr. Miranda is a licensed Certified Public Accountant and has over 35 years of experience in accounting, including experience in Sarbanes-Oxley compliance, auditing, business consulting, strategic planning and advisory services. He served as Chief Financial Officer of Balqon Corporation (BLQN) from October 2008 through October 2012. He served as Chief Executive Officer and Chief Financial Officer of Victory Energy Corporation (VYEY) from May 2009 through December 2011. He currently serves as chairman of the board and audit committee of Victory Energy Corporation. Mr. Miranda has a bachelor’s degree in Business Administration from the University of Southern California, a certificate from the Owner/President Management Program from the Harvard Business School and membership in the American Institute of Certified Public Accountants.

Jonathan A. Michaels, 44, is a director of Saleen Automotive and has served as the general counsel for Saleen Automotive and SMS since their inception. Prior to that, Mr. Michaels served as the general counsel for Saleen, Inc., dating back to 2004. Mr. Michaels is the founding member of Michaels Law Group, APLC, a business law firm in Newport Beach and that focuses on representing clients in the automotive industry. Mr. Michaels graduated from the USC Marshall School of Business in 1992 and from Whittier Law School in 1995, finishing in the top 4% of his class. While in law school, Mr. Michaels served as an editor of the Whittier Law Review, represented his alma mater in several national Moot Court Honors Board competitions and, among other things, published a winning Law Review article that is permanently housed in the U.S. Library of Congress. Since 1995, Mr. Michaels has represented clients in complex litigation at all levels of state and federal court throughout the United States, resulting in substantial verdicts and settlements. In particular, Mr. Michaels has extensive experience representing clients in the automotive industry against some of the largest auto manufacturers in the world. During his tenure, Mr. Michaels has litigated cases against General Motors, Nissan North America, American Honda, AM General, Toyota Motor Sales, DaimlerChrysler, Kia Motors, Land Rover USA, Ford Motor Company, Jaguar Cars and Chrysler Group. Mr. Michaels has also been recognized by his peers for his outstanding ability. He has received the AVVO rating of "Excellent," and has been named to Southern California Super Lawyers – a distinction given to no more than 5% of the attorneys in the state. Mr. Michaels has also been invited to guest lecture at undergraduate and graduate programs at some of the world's most prestigious Universities, and he has written extensively in the legal community, with numerous publications to his credit. In 2012, Mr. Michaels was named "Attorney of the Year" by his law school alma mater. Mr. Michaels is a member of the California and Colorado State Bars, and is actively involved in the Southern California community.

Messrs. Saleen, Miranda and Michaels are not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

RELATED PERSON TRANSACTIONS

Saleen Entities

During the years ended March 31, 2013 and 2012, we incurred $340,000 and $226,250, respectively, in officers’ salary expense with our Director, Chairman and CEO, Mr. Steve Saleen. As of March 31, 2013 and 2012, the balances of $300,000 and $60,000, respectively, were payable to Mr. Saleen for his officers’ salary. Effective March 31, 2013, Mr. Saleen agreed to defer the $300,000 of unpaid salary for payment on April 1, 2014. This deferral of salary was memorialized in a note payable to Steve Saleen dated March 31, 2013.

During the years ended March 31, 2013 and 2012, we incurred $134,675 and $297,842, respectively, in CFO services and accounting fees expense with Miranda & Associates, a firm owned by our Director and CFO, Mr. Robert Miranda. As of March 31, 2013 and 2012, the balances of $167,322 and $69,675, respectively, were payable to Miranda & Associates for these services. Effective March 31, 2013, Miranda & Associates and Mr. Miranda agreed to defer the $167,222 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to Miranda & Associates dated effective March 31, 2013.

During the years ended March 31, 2013 and 2012, we incurred $3,399 and $360,675, respectively, in General Counsel services and legal fees expense with Michaels Law Group, a firm owned by our Director and General Counsel, Mr. Jonathan Michaels. As of March 31, 2013 and 2012, the balances of $242,045 and $97,868, respectively, were payable to Michaels Law Group for these services. Effective March 31, 2013, Michaels Law Group and Mr. Michaels agreed to defer the $242,045 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to Michaels Law Group dated effective March 31, 2013.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by us with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. We are currently not a subsidiary of any company.

Our Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. Our Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, our Board believes that the related party transactions are fair and reasonable to our company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

Material Contracts with between Saleen Automotive and W270’s Affiliates

On May 8, 2013, W-Net and Verdad, our two largest existing stockholders (the “Lenders”), and SMS, Saleen Automotive and Steve M. Saleen (collectively, “Borrower”), entered a Bridge Loan and Security Agreement pursuant to which the Lenders loaned to Borrower an aggregate of $500,000 and Borrower issued to the Lenders Secured Promissory Notes. Following an event of default, the Secured Promissory Notes accrue interest at 10% per annum and have a maturity date of June 15, 2013. Borrower’s obligations under the Secured Promissory Notes are secured by a first priority security interest, subject to certain existing indebtedness, on all of SMS’ and Saleen Automotive’s assets, and a 2003 Saleen S7. Borrower’s obligations under the Secured Promissory Notes are also guaranteed by Steve M. Saleen. Borrower’s failure to pay when due amounts payable under the Secured Promissory Notes, its failure to observe any covenants under the bridge loan documents, a breach of its representations and warranties made pursuant to the bridge loan documents or its undergoing a bankruptcy or insolvency proceeding constitutes an event of default. Upon the occurrence of an event of default, the Lenders may declare all obligations under the Secured Promissory Notes due and payable and may foreclose on the collateral securing such obligations, provided that the Lenders shall first sell the Saleen S7, and in the event the proceeds from such sale are insufficient to satisfy such obligations, proceed against the remaining collateral after 60 days notice to Borrower. During such 60-day period, Borrow shall have the right to otherwise satisfy such deficiency. Upon the consummation of the Capital Raise, the obligations outstanding under the Secured Promissory Notes will convert into Notes in the same principal amounts outstanding pursuant to the Capital Raise.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended March 31, 2013, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except that each of W-Net, Verdad and Eric Stoppenhagen failed to timely file a Form 3 reporting one transaction.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 7, 2013 by (i) each of our directors and the executive officers, (ii) all directors and executive officers as a group and (iii) each person who beneficially owns more than 5% of all outstanding shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 7, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 8,000,000 shares of our common stock outstanding on June 7, 2013. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more shareholders named below is c/o W270, Inc., 1328 West Balboa Boulevard, Suite C, Newport Beach, CA 92661.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Executive Officers and Directors
Eric Stoppenhagen	3,000,000	37.5%
Directors and officers as a group	3,000,000	37.5%

5% Stockholders
W-Net Fund I, L.P. (1) 12400 Ventura Blvd., Ste. 327 Studio City, CA 91604	3,000,000	37.5%
David Weiner (1) 12400 Ventura Blvd., Ste. 327 Studio City, CA 91604	3,000,000	37.5%
Verdad Telecom, Inc. (2)	3,000,000	37.5%

(1)	David Weiner, as the manager of W-Net Fund GP I, LLC, the general partner of W-Net, exercises voting and investment control over the shares of our common stock owned by W-Net, and therefore may be deemed a beneficial owner of such shares. Mr. Weiner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)	Eric Stoppenhagen exercises voting and investment control over the shares of our common stock owned by Verdad, and therefore may be deemed a beneficial owner of such shares. Mr. Stoppenhagen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The following table sets forth information regarding the beneficial ownership of the common stock of Saleen Automotive as of June 7, 2013, and the pro forma beneficial ownership of the common stock of our company after the Merger, by (i) each of the directors and officers of Saleen Automotive (each of whom has been designated in the Merger Agreement to be a director and officer of our company immediately after the Closing), (ii) all such Saleen Automotive directors and officers as a group, (iii) each person who beneficially owns more than 5% of the outstanding shares of Saleen Automotive’s common stock, (iv) all holders of Saleen Automotive’s common stock and (v) all holders of our common stock.

The pro forma beneficial ownership information below assumes that, upon the closing of the Merger: (1) the 105,000,000 shares of Saleen Automotive common stock (the number outstanding on the date hereof) are converted into 554,058 shares of our Super Voting Preferred Stock pursuant to the Merger; (2) the Reverse Split is effected immediately; (3) each such share of our Super Voting Preferred Stock is immediately converted into approximately 47.38 shares of our common stock; and the Capital Raise has been consummated.

Beneficial Ownership of Saleen Automotive Common Stock on May 23, 2013		Beneficial Ownership of W270 Common Stock after Closing of Merger
Name and Address(1) of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock
Steve Saleen	59,719,500	56.88%	31,130,344(2)	51.33%
Robert J. Miranda	600,000	*	150,000	*
Jonathan A. Michaels	500,000	*	125,000	*

All current directors and officers of Saleen Automotive as a group (3 above individuals)	60,819,500	57.92%	31,405,344	51.79%
3 individuals designated in Merger Agreement to be W270 directors and officers	60,819,500	57.92%	31,405,344	51.79%
All Saleen Automotive holders of securities before Merger as a group	105,000,000	100.00%	42,450,469(2)	70.00%
All W270 shareholders before Merger as a group	8,000,000	100.00%	3,032,175	5.00%

*Percentage information is omitted because any beneficially-owned shares represent less than 1% of the outstanding shares.

(1) Unless otherwise indicated, the business address of each individual named is 2735 Wardlow Road, Corona, CA 92882.

(2) Includes 16,200,469 shares of issued to Steve M. Saleen pursuant to an Assignment and License Agreement dated May 23, 2013, pursuant to which Mr. Saleen will, as of the effective time of the Merger, contribute certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, license to us the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assign to us all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation.

Except as set forth herein, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

EXECUTIVE COMPENSATION

We are currently a shell company with nominal assets, no employees and no active business operations. Our business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, we currently have no formal compensation program for our executive officers, directors or employees.

Except as set forth in the summary compensation table below, during the fiscal years ended March 31, 2013 and 2012, we have not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for our executive officers or employees.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of our employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

The following table and related footnotes show the compensation earned during the fiscal years ended March 31, 2013 and 2012, to our named executive officers:

Summary Compensation Table
Name and Principal Position	Year	All Other Compensation ($)	Total ($)
Eric Stoppenhagen(1)	2013	$36,667	$36,667
President, CFO & Secretary	2012	--	--
Wesley Fry(2)	2013	--	--
CEO, CFO, President, Treasurer & Secretary	2012	--	--

(1)	Appointed in November 2012. Represents consulting fees earned by Mr. Stoppenhagen. $30,000 of which were earned for services provided to the Company in connection of the sale of Mr. Fry’s controlling interest. The Company expects to pay these upon the Closing.
(2)	Mr. Fry Served as our CEO, CFO, President, Treasurer and Secretary from June 2011 through November 2012.

Employment Agreements

We entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Mr. Stoppenhagen pursuant to which we engaged Mr. Stoppenhagen to provide financial duties required to maintain a publicly reporting status and services as our interim sole director and officer. Mr. Stoppenhagen receives a quarterly fee of $5,000 either paid in advance or accrued on the 1st day of the quarter as consideration of these services described above, and may receive additional fees for services beyond the duties described above.

Outstanding Equity Awards at Fiscal Year-end

None.

Compensation of Directors

During the fiscal years ended March 31, 2013 and 2012, we did not pay our directors compensation for their services as directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov/edgar/searchedgar/companysearch.html.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

W270, Inc.

By: /s/ Eric Stoppenhagen

Name: Eric Stoppenhagen

Title: President

Dated: June 7, 2013